[Letterhead of CKE Restaurants, Inc.]

November 8, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-1004

Attention:	Justin Dobbie
Special Counsel Division of Corporation Finance

Re:	CKE Restaurants, Inc. – Supplemental Letter with respect to the Registration Statement on Form S-4 (File No. 333-169977)

Ladies and Gentlemen:

CKE Restaurants, Inc., a Delaware corporation (the “Company”), has filed a Registration Statement on Form S-4, File No. 333-169977 (as amended, the “Registration Statement”), covering (i) an offer to exchange (the “Exchange Offer”) up to $600,000,000 principal amount of 11.375% Senior Secured Second Lien Notes due 2018 (the “Exchange Notes”) of the Company registered under the Securities Act of 1933, as amended (the “Securities Act”), for all outstanding 11.375% Senior Secured Second Lien Notes due 2018 (the “Old Notes”) of the Company, of which $600,000,000 principal amount is outstanding; and (ii) the Guarantees by the Guarantors named in the Registration Statement of the Exchange Notes.

The Company is registering the Exchange Offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (available June 5, 1991) (the “Morgan Stanley Letter”) and interpretive letters to similar effect, and in reliance on the Staff’s position enunciated in Shearman & Sterling (July 2, 1993) (the “Shearman & Sterling Letter”). In connection therewith, the Company represents as follows:

1.	The Company has not entered into any arrangement or understanding with any person, including any broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer (i) is acquiring the Exchange Notes in the ordinary course of business, (ii) is not participating in and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and (iii) is not an “affiliate” of the Company, as defined under Rule 405 under the Securities Act.

United States Securities and Exchange Commission

November 8, 2010

2.	The Company will make each person participating in the Exchange Offer aware (through the prospectus included in the Registration Statement (the “Exchange Offer Prospectus”) or otherwise) that any holder of Exchange Notes using the Exchange Offer to participate in a distribution of the Exchange Notes (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter or similar letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The Company acknowledges that such a resale transaction should be covered by an effective registration statement containing (except in the case of broker-dealers reselling Exchange Notes in the situation described in the succeeding paragraph) the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

3.	The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer Prospectus or otherwise) that (i) any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in the Shearman & Sterling Letter) in connection with any resale of such Exchange Notes, and (ii) by executing the Exchange Offer Transmittal Letter (the “Transmittal Letter”), any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act.

4.	The Company will include in the Transmittal Letter provisions to the effect that by accepting the Exchange Offer: (i) each exchange offeree that is not a broker-dealer will represent to the Company that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes; and (ii) any exchange offeree that is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of Old Notes pursuant to the Exchange Offer. The Transmittal Letter will also include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

5.	The Company will commence the Exchange Offer for the Old Notes when the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will not require the Company to maintain an “evergreen” registration statement. The Exchange Offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

United States Securities and Exchange Commission

November 8, 2010

Very truly yours,

CKE RESTAURANTS, INC.

By:	/s/ Theodore Abajian
	Name:	Theodore Abajian
	Title:	Chief Financial Officer